UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                   FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

        For the fiscal year ended December 31, 2004

                                       OR

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

       For the transition period from -------------- to -------------

       Commission file number      0-30512
                                   -------




A. Full title of the plan:

                    CENTRAL HUDSON GAS & ELECTRIC CORPORATION
                             SAVINGS INCENTIVE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              CH ENERGY GROUP INC.
                                284 South Avenue
                             Poughkeepsie, NY 12603

                    Central Hudson Gas & Electric Corporation
                             Savings Incentive Plan
                          Audited Financial Statements
                            and Supplemental Schedule

                     Years Ended December 31, 2004 and 2003

                    Central Hudson Gas & Electric Corporation
                       Savings Incentive Plan (the "Plan")
             Audited Financial Statements and Supplemental Schedule
                     Years Ended December 31, 2004 and 2003



                                      INDEX

-------------------------------------------------------------------------------


Report of Independent Registered Public Accounting Firm                       1

Audited Financial Statements
      Statements of Net Assets Available for Benefits                         2
      Statement of Changes in Net Assets Available for Benefits               3
      Notes to Financial Statements                                           4

Supplemental Schedule
      Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)        9

Signature                                                                    10

Exhibit
      23.1 Consent of Independent Registered Public Accounting Firm          11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------

To the Plan Administrator and the Participants of the Central Hudson Gas & Electric Corporation Savings Incentive Plan

We have audited the accompanying statements of net assets available for benefits of Central Hudson Gas & Electric Corporation Savings Incentive Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Central Hudson Gas & Electric Corporation Savings Incentive Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully Submitted,


/s/ Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants

Rochester, New York
May 20, 2005

                    Central Hudson Gas & Electric Corporation
                             Savings Incentive Plan
                 Statements of Net Assets Available for Benefits



                                                        As of December 31,
                                                    2004               2003
                                                -------------      ------------
Assets:
------
Investments:
   Mutual funds                                $  67,766,474      $  42,862,055
   Pooled separate account                        37,053,811         37,300,599
   CH Energy Group stock fund                         32,472                -
   Participant loans                               1,486,441            931,311
                                               -------------      -------------
Total investments                                106,339,198         81,093,965

Receivables:
   Employer contributions                            486,257             94,124
   Participant contributions                          83,699            350,095
   Accrued loan repayments                               -               29,677
                                               -------------      -------------
Total receivables                                    569,956            473,896
                                               -------------      -------------
Net assets available for benefits              $ 106,909,154      $  81,567,861
                                               =============      =============


See Notes to Financial Statements.

                    Central Hudson Gas & Electric Corporation
                             Savings Incentive Plan
            Statement of Changes in Net Assets Available for Benefits

                                                        Year ended December 31,
                                                                 2004
                                                        -----------------------

Additions:
----------
Investment income:
      Net appreciation in fair value of investments:
           Mutual funds                                      $   5,346,191
           CH Energy Group stock fund                                1,122
      Interest and dividends                                     3,233,619
                                                             -------------
Total investment income                                          8,580,932

Contributions:
      Employer                                                   2,460,223
      Participants                                               6,354,144
      Rollovers                                                    788,803
                                                             -------------
Total contributions                                              9,603,170

Amounts merged into the Plan                                    13,794,787
                                                             -------------
Total additions                                                 31,978,889

Deductions:
-----------
Benefits paid to participants                                    6,614,681
Administrative expenses                                             11,927
Deemed distributions                                                10,988
                                                             -------------
Total deductions                                                 6,637,596
                                                             -------------
Net increase in net assets available for benefits               25,341,293

Net assets available for benefits, beginning of year            81,567,861
                                                             -------------
Net assets available for benefits, end of year               $ 106,909,154
                                                             =============

See Notes to Financial Statements.

                    Central Hudson Gas & Electric Corporation
                             Savings Incentive Plan
                        Notes to the Financial Statements
                     Years Ended December 31, 2004 and 2003


1. Description of Plan:
   --------------------
   The following description of the Central Hudson Gas & Electric Corporation ("Central Hudson") Savings Incentive Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

   Organization
   The Plan is a defined contribution plan within the meaning of Section 401(a) and 401(k) of the Internal Revenue Code of 1986. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   For the year ended December 31, 2003, Plan participants included only full-time employees and certain part-time employees of Central Hudson Gas & Electric Corporation. Effective January 1, 2004, Griffith Energy Services, Inc. ("Griffith") Savings Incentive Plan and SCASCO, Inc. ("SCASCO") 401(k) Profit Sharing Plan (collectively the "merged plans") were merged into the Plan. The merged plans have maintained their unique plan features relating to eligibility requirements, company matching percentages and vesting periods. Each Employee who was eligible to participate in either of the merged plans immediately prior to the January 1, 2004 transfer shall continue to be eligible to participate in the Plan. Participants classified as Central Hudson employees include all full-time employees who have twelve months of service and certain part-time employees. Participants classified as Griffith employees include all full-time employees who have twelve months of service with that company. Participants classified as SCASCO employees include all full-time employees who have twelve months of service with that company or employees hired before January 1, 2004 who have attained the age of 20 1/2 years old and have 6 months of consecutive service with that company. See Contributions section below for further information relating to the unique company matching plan features and vesting periods for the different classes of employees.

   All participant account balances, including all outstanding participant notes receivable, of the merged plans were transferred to and made a part of the Plan. The net assets transferred to the Plan from each of the merged plans was:

      Griffith Energy Services, Inc. Savings Incentive Plan     $  10,449,668

      SCASCO, Inc. 401(k) Profit Sharing Plan                       3,345,119
                                                                -------------
                                                                $  13,794,787


   Administration
   The Plan is administered by the Administrative Committee (SIP Committee), which is appointed by the Company's Board of Directors. Effective January 1, 2004, Fidelity Investments Institutional Services Company, Inc. ("Fidelity") replaced ING Financial Services ("ING") as the Plan's trustee. Fidelity also replaced ING as the Plan's record keeper of individual participant accounts, which is based on information provided directly to them by the Company's payroll and human resources departments.

   Administrative expenses are paid by the Plan, unless paid by the Company, except for costs incurred for the purchase or sale of securities and investment related costs such as investment manager fees, which are borne by the respective investment funds. Certain fees for professional services relating to the Plan were paid by the Company during 2004 and 2003.

   Contributions
   Contributions to the Plan are based on payroll deductions paid directly by the company to the trustee, Fidelity. Contributions are classified as either basic or voluntary. The basic contribution is the individually authorized pretax percentage (1 percent to 12 percent for the 2003 plan year, subject to IRS limitations) of a participant's base rate of salary. Effective January 1, 2004, this range was increased to allow participants to contribute 1 percent to 75 percent of their base rate of salary, subject to IRS limitations. The Plan also allows for voluntary contributions up to 5 percent of the participants' base rate of salary. This is an after-tax contribution and is not matched by the

                    Central Hudson Gas & Electric Corporation
                             Savings Incentive Plan
                  Notes to the Financial Statements (continued)
                     Years Ended December 31, 2004 and 2003


1. Description of Plan (continued):
   --------------------------------
   Contributions (continued)
   Company. Additionally, the Plan provides for a Company match of 50 percent of the first 8 percent of such basic contributions, which are made by management employees of Central Hudson, 33 percent of the first 6 percent for employees covered by a collective bargaining agreement of Central Hudson, 100 percent of the first 4 percent for all Griffith employees and 50 percent of the first 8 percent for all SCASCO employees. Contributions are invested in the Plan's authorized investment funds based on participants' designations.
   At the discretion of the CH Energy Group Board of Directors, additional contributions may be made by the companies to their employees account. For the 2004 Plan Year, this additional discretionary contribution for Griffith employees totaled $462,314 and is included in the Contribution Receivable as of December 31, 2004. There were no discretionary contributions for Central Hudson for the years ended December 31, 2004 and 2003 or SCASCO employees for the year ended December 31, 2004.

   Participant Accounts
   Each participant's account is credited with the participant's contribution, the applicable amount of Company's matching contribution and allocations of the plan earnings. Each participant account is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

   Vesting
   All participants are immediately vested in participant contributions. Participants classified as Central Hudson employees are also immediately and fully vested in all Company contributions and earnings on such contributions. Participants classified as Griffith and SCASCO employees vest in Company contributions over a 5-year period at a rate of 20 percent for each year of service. Upon attainment of five years of service, all Company matching contributions are immediately vested. All participants also become 100 percent vested upon disability, death, or upon reaching normal retirement date (date employment terminated after attaining the age of 65) or early retirement date (date employment terminated after attaining the age of 55 and 10 years of service). If a participant leaves the Company before becoming fully vested, the participant will forfeit the non-vested portion of the Company's matching contributions.

   Forfeitures
   Forfeitures were directed to the Stable Value Fund under ING. Effective January 1, 2004 forfeitures are directed to the FID Freedom Income Fund. Forfeitures are applied to reduce Company matching contributions and totaled $ 33,403 and $ 0 in 2004 and 2003, respectively.

   Distributions
   A participant's account may be distributed in a lump-sum payment, in equal installments over a number of years (up to 20 years), or through a direct rollover to another qualified plan at the participant's election upon termination of employment, disability under the Company's disability plan, retirement or death. In the event of such separation prior to age 65, the terminated participant may elect to defer the distribution until the participant reaches age 65, or to an earlier date, provided that the participant's eligible distribution exceeds $5,000. In all cases, an active participant's account must be distributed no later than April 1 of the year following the participant's reaching 70 1/2 years of age.

   The participant may elect to withdraw an amount prior to termination of employment if it is (1) an amount from the participant's voluntary investment account; (2) an amount equal to the participant's total vested account after reaching age 59 1/2; or (3) an amount, in the event of hardship, from the participant's basic

                   Central Hudson Gas & Electric Corporation
                             Savings Incentive Plan
                  Notes to the Financial Statements (continued)
                     Years Ended December 31, 2004 and 2003


1. Description of Plan (continued):
   --------------------------------
   Distributions (continued)
   investment account provided the participant first exhausts all other distribution and loan options of the Plan (minimum hardship withdrawal must be $1,000). Participant contributions will be suspended for 6 months after the receipt of a hardship withdrawal.

   Participant Notes Receivable
   All participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to/(from) the investment fund from/(to) the Participant Notes fund. Loan terms range from 1-5 years unless loan proceeds are used for the purchase of a primary residence, in which case repayment terms may exceed 5 years.

   The loans are secured by the balance in the participant's account and carry interest rates 1 percent over prime. Once the rate is established, it remains fixed over the life of the loan. Principal and interest is paid through monthly payroll deductions.

   Plan Termination
   Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Participants will become immediately vested and their account balances will be distributed as defined.

   Investment Options
   The participants direct the investment of both their own and the company matching contributions into various investment options offered by the Plan. These investment options for the 2004 plan year included: the ING Stable Value Fund, the PIMCO Total Return Fund, the PIMCO High Yield Fund, the Van Kampen Growth and Income Fund, the American Beacon Small Cap Value Fund, the Fidelity Balanced Fund, the Fidelity Blue Chip Growth Fund, the Fidelity Low-Priced Stock Fund, the Fidelity Diversified International Fund, the Fidelity Small Cap Stock Fund, the Fidelity Freedom Income Fund, the Fidelity Freedom 2000 Fund, the Fidelity Freedom 2010 Fund, the Fidelity Freedom 2020 Fund, the Fidelity Freedom 2030 Fund, the Fidelity Freedom 2040 Fund, the Fidelity Freedom 2005 Fund, the Fidelity Freedom 2015 Fund, the Fidelity Freedom 2025 Fund, the Fidelity Freedom 2035 Fund, the Spartan Extended Market Index Fund, and the Spartan US Equity Index Fund. Effective January 23, 2004, the Plan was amended to allow participants the ability to invest up to 20 percent of their future contributions in the CH Energy Group Stock Fund (a unitized stock fund). Prior to this amendment, this stock fund was not offered as an investment option.

   Prior to Fidelity replacing ING as the trustee of the Plan on January 1, 2004, investment options for the participants included: the ING Stable Value Fund, the American Century Ultra Fund, the Evergreen Foundation Fund, the Templeton Growth Fund, the ING Index Plus Large Capital Fund, the ING Small Company Fund, the MFS Total Return Fund, the ING International Value Fund, the INVESCO Dynamics Fund, the Fidelity Advisor Equity Growth Fund, and the Lord Abbett Affiliated Fund.

2. Significant Accounting Policies:
   --------------------------------
   Basis of Accounting
   The Plan uses the accrual basis of accounting, which recognizes revenue when it is earned and expenses as they are incurred.

                   Central Hudson Gas & Electric Corporation
                             Savings Incentive Plan
                  Notes to the Financial Statements (continued)
                     Years Ended December 31, 2004 and 2003

2. Significant Accounting Policies (continued):
   --------------------------------------------
   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Investment Valuation and Income Recognition
   The Plan's investments are stated at fair value except for investments in the ING Stable Value Option Fund (see Note 3). The fair value of shares in mutual funds are determined by quoted market price, which represents the net asset value of shares held by the Plan at year-end.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

   Participant Notes Receivable
   Participant notes receivable are valued at their outstanding principal balances, which approximate fair value.

   Payment of Benefits
   Benefits are recorded when paid.

3. Stable Value Option Fund:
   -------------------------
   The ING Stable Value Option Fund of the Plan is valued at "book value" or "stable value" as determined by the fund manager. Its value reflects the amount of contributions made, minus withdrawals plus interest, but without immediately reflecting the changes in the market value of the underlying assets. Interest rates are determined annually by ING.

4. Investments:
   ------------
   Individual investments that represented 5 percent or more of the Plan's net assets available for benefits at the respective financial statement dates were as follows:
                                                       2004         2003
                                                 ------------------------------
       ING Stable Value Fund                      $ 37,053,811     $ 37,300,599
       VK Growth & Income Fund                       7,441,416        5,340,079
       Fidelity Balanced Fund                       12,803,590        9,676,181
       Fidelity Blue Chip Growth Fund               18,706,772       16,874,074
       Fidelity Low-Priced Stock Fund               10,181,932        5,108,372
       Fidelity Diversified International Fund       6,599,020             N/A*


  * Although there was an account balance in this fund as of December 31, 2003, it did not represent 5 percent or more of the net assets available for benefits as of that date and therefore is not required to be disclosed separately.

                   Central Hudson Gas & Electric Corporation
                             Savings Incentive Plan
                  Notes to the Financial Statements (continued)
                     Years Ended December 31, 2004 and 2003

5. Risks:
   ------
   The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market and credit. These risks could result in a material effect on the participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

6. Tax Exempt Status:
   ------------------
   The Plan has received a determination letter from the Internal Revenue Service dated May 31, 2005 based on the Plan document effective October 1, 2001 and covering the Plan amendment dated September 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). Accordingly, the Plan is exempt from taxation. The Plan was amended and restated as of January 1, 2004 and a new determination letter has been applied for. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and tax exempt.

7. Deferred Distributions:
   -----------------------
   As discussed in Note 1, upon termination, retirement or disability under the Company's disability plan prior to age 65, participants may elect to defer their distributions until a later date. During this deferral period, the participant's interest in the Plan will share in the actual experience of Plan investments and a subsequent valuation will be made immediately prior to actual distribution. The current value of such deferred distributions approximated $28,028,246 and $21,848,601 at December 31, 2004 and 2003,
   respectively.

8. Subsequent Events:
   ------------------
   On April 21, 2005, the Board passed a resolution to discontinue the CH Energy Group Stock Fund as an investment option in the Plan effective December 30, 2005. Prior to this date, participants will be asked to re-direct future contributions from this fund to one of the other investment options. Once this is completed and the balance of this fund is static (with the exception of market activity), amounts currently held in the CH Energy Group Stock Fund will be transferred according to the participants' election. If a participant fails to make such an election, their account balance in this fund will automatically be transferred to the ING Stable Value Fund. All amounts will be transferred out of CH Energy Group Stock Fund by December 30, 2005 and this fund will no longer be an investment option for participants.

                              Supplemental Schedule

                    Central Hudson Gas & Electric Corporation
                             Savings Incentive Plan
        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
                                December 31, 2004

Identity of Issue, Borrower,              Description of Investment, Including Maturity
Lessor or Similar Party                   Date, Rate of Interest, Par or Maturity Value      Current Value
----------------------------------------------------------------------------------------------------------
CH Energy Group Stock Fund*               3,190 shares - Unitized Stock Fund                 $      32,472
ING Stable Value Fund                     37,053,811 shares - Stable Value Fund                 37,053,811
PIMCO Total Return Fund                   53,894 shares - Mutual Fund                              575,053
PIMCO High Yield Fund                     75,276 shares - Mutual Fund                              750,504
Van Kampen Growth and Income Fund         368,569 shares - Mutual Fund                           7,441,416
American Beacon Small Cap Value Fund      44,368 shares - Mutual Fund                              883,368
Fidelity Balanced Fund*                   718,496 shares - Mutual Fund                          12,803,590
Fidelity Blue Chip Growth Fund*           448,496 shares - Mutual Fund                          18,706,772
Fidelity Low-Priced Stock Fund*           252,967 shares - Mutual Fund                          10,181,932
Fidelity Diversified International Fund*  230,413 shares - Mutual Fund                           6,599,020
Fidelity Small Cap Stock Fund*            41,977 shares - Mutual Fund                              762,300
Fidelity Freedom Income Fund*             3,106 shares - Mutual Fund                                35,004
Fidelity Freedom 2000 Fund*               693 shares - Mutual Fund                                   8,368
Fidelity Freedom 2010 Fund*               47,427 shares - Mutual Fund                              645,950
Fidelity Freedom 2020 Fund*               64,789 shares - Mutual Fund                              904,452
Fidelity Freedom 2030 Fund*               22,074 shares - Mutual Fund                              310,807
Fidelity Freedom 2040 Fund*               18,739 shares - Mutual Fund                              154,975
Fidelity Freedom 2005 Fund*               20,107 shares - Mutual Fund                              217,156
Fidelity Freedom 2015 Fund*               42,300 shares - Mutual Fund                              467,412
Fidelity Freedom 2025 Fund*               44,340 shares - Mutual Fund                              500,150
Fidelity Freedom 2035 Fund*               2,850 shares - Mutual Fund                                32,603
Spartan Extended Market Index Fund*       18,867 shares - Mutual Fund                              603,354
Spartan US Equity Index Fund*             120,912 shares - Mutual Fund                           5,182,288
ParticipantNotes Receivable*              Varying interest rates and maturity dates
                                          (interest rates range from 6.00% to 10.75%)            1,486,441
                                                                                             -------------
                                                                                             $ 106,339,198
                                                                                             =============

* Indicates party-in-interest to the Plan.

                                     SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Central Hudson Gas & Electric Corporation
                                      Savings Incentive Plan

                                      /s/ Donna S. Doyle
                                      -----------------------------------------
                                      Donna S. Doyle
                                      Chair of Administrative Committee


Dated: June 29, 2005